SEC 05037898 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.04 (MM/DD/YY) AND ENDING 12.31.04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDRIVER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 S. DOUGLAS ST.
(No. and Street)

SALT LAKE CITY (City) UT (State) 84108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BATES 801.232.2229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTYLA, McREYNOLDS AND ASSOCIATES, CPA'S
(Name – *if individual, state last, first, middle name*)

5872 SOUTH 900 EAST, SUITE 250 SALT LAKE CITY, UT 84121
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windriver Capital LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— None —

NOTARY PUBLIC
KELLY H JOHNSON
1304 S Foothill Dr.
Salt Lake City, Utah 84108
My Commission Expires
June 17, 2008
STATE OF UTAH

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, L.L.C.

Independent Auditors' Report
and
Financial Statements

December 31, 2004

CRD # 46284

WINDRIVER CAPITAL, L.L.C.

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition - December 31, 2004	2
Statement of Changes in Members' Equity For the Year Ended December 31, 2004 . . .	3
Statement of Operations For the Year Ended December 31, 2004.	4
Statement of Cash Flows For the Year Ended December 31, 2004	5
Notes to Financial Statements	6-8

OTHER INFORMATION

Computation of Net Capital - December 31, 2004.	10
Report of Reconciliation with Focus Filing For the Year Ended December 31, 2004. . . .	11
Auditors' Report on Material Inadequacies For the Year Ended December 31, 2004	12

Mantyla MCREYNOLDS LLC

CPA℠
The CPA. Never Underestimate The Value.℠

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, L.L.C. as of December 31, 2004, and the related statements of members' equity, operations, and cash flows for the period then ended which is being flied pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MANTYLA MCREYNOLDS

February 15, 2004
Salt Lake City, Utah

5872 South 900 East, Suite 250 ∘ Salt Lake City, Utah 84121 ∘ (801) 269-1818 ∘ Fax (801) 266-3481

WINDRIVER CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	169,665
Office furniture and fixtures and intangibles, Net - Note B		9,116
Other Assets:		
Deposit		31,500
TOTAL ASSETS	$	210,281

LIABILITIES AND MEMBERS' EQUITY

Equity		
Members' Equity	$	210,281
TOTAL MEMBERS' EQUITY		210,281
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	210,281

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2004

	Total Members' Equity
Balance - December 31, 2003	$ 216,000
Net loss for the year ended 12/31/04	$ (5,719)
Members draws	$ (0)
Balance - December 31, 2004	$ 210,281

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Operations
For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 2,448
Interest	2,138
Total Revenue	4,586
Operating Expenses	
Floor brokerage, exchange, clearance fees	2,988
Communication and data processing	2,022
Other expenses	5,295
Total Expenses	10,305
Net Loss from Operations	(5,719)
Net Loss	$ (5,719)

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net loss	$ (5,719)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	3,348
Net Cash from Operating Activities	(2,371)
Cash Flows From Investing Activities	
Purchased Furniture	(2,500)
Deposit	(31,500)
Net Cash from Investing Activities	(34,000)
Cash Flows From Financing Activities	
Distributions to Members	0
Net Cash used for Financing Activities	0
Net Decrease in Cash	(36,371)
Beginning Cash Balance	206,036
Ending Cash Balance	$ 169,665

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for interest	$ -0-
Cash paid during the year for income taxes	$ -0-

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2004

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

WindRiver Capital, L.L.C. offers services to raise money and capital for companies, and to give advice related to mergers and acquistions. The Company was established under the laws of the State of Utah in October 1998. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

The company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principals (GAAP.)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is comprised of cash on deposit in the bank.

Office Furniture and Fixtures

Office furniture and fixtures are stated at cost. Depreciation is provided by using declining balance method over seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, in the Company's earnings. Members are taxed individually based on their ownership in the Company.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

Concentration of Risk

The Company maintains cash balances at a financial institution located in the Salt Lake City area. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company had cash of $169,665, as of December 31, 2004 in this financial institution, which is in excess of the FDIC insured limits.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Impact of New Accounting Pronouncements

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," ("SFAS No. 132") establishing additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows.

NOTE B Office Furniture and Fixtures

The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Furniture & Fixtures	$32,426	$23,555	$8,871	DDB/7 years
Logo – Intangible	1,500	1,255	245	SL/5 years
Total	$33,926	$24,810	$ 9,116	

Depreciation and amortization expense was $3,348 in 2004.

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2004

NOTE C Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2004, the Company had net capital of $169,665, which was $164,665 in excess of its required net capital of $5,000.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in members' equity, and operations in conformity with U.S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

WindRiver Capital, LLC
Computation of Net Capital
December 31, 2004

Net Capital		
Total members' equity	$	210,281
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		210,281
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		210,281
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Furniture, equipment, and intangibles, net		(9,116)
Other Assets		(31,500)
Net capital before haircuts on securities positions		169,665
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		
Trading and investment securities		-
Net capital		169,665
Net capital requirement (statutory)		5,000
Excess net capital	$	164,665

See auditors' report on supplementary information

WINDRIVER CAPITAL, L.L.C.
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2004

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	210,281
Change in assets		(40,616)
Total assets per FOCUS report for the year Ended December 31, 2004	$	169,665
Total liabilities and members' equity per audited statements	$	210,281
Change in market value adjustments		-0-
Difference in net income for year		(40,616)
Total liabilities and stockholders' equity per report filed with the NASD for the year ended December 31, 2004	$	169,665

Reconciliation of Net Capital

Computation of net capital per audited statements	$	169,665
Audit disclosed difference in non-allowable assets		-0-
Audit disclosed difference in net income		-0-
Audit disclosed difference in market value adjustments		-0-
Audit disclosed difference in haircuts on securities		-0-
Net capital per report filed with NASD for the year ended December 31, 2004	$	169,665

See auditors' report on supplementary information

Mantyla McREYNOLDS LLC

CPA[SM]

The CPA. Never Underestimate The Value.[SM]

Auditors' Report on Material Inadequacies
For the Year Ended December 31, 2004

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the financial statements of WindRiver Capital, L.L.C. as of and for the period ended December 31, 2004, and have issued our report thereon dated February 15, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of WindRiver Capital, L.L.C. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of WindRiver Capital, L.L.C. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

MANTYLA MCREYNOLDS

February 15, 2004
Salt Lake City, Utah

5872 South 900 East, Suite 250 ∘ Salt Lake City, Utah 84121 ∘ (801) 269-1818 ∘ Fax (801) 266-3481